

WiGL eNERGY, Inc. (dba "eNERGY Inc")
A Delaware Corporation

Financial Statements

January 17, 2024 and December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

WiGL eNERGY, Inc. (dba "eNERGY Inc")

FINANCIAL STATEMENTS
January 17, 2024 and December 31, 2023

Table of Contents

Financial Statements



To the Stockholders of
WiGL eNERGY Inc.
Hampton, VA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of WiGL eNERGY Inc. (the "Company"), which comprise the balance sheets as of January 17, 2024 (inception) and December 31, 2023 (carve-out of certain operations of WiGL, Inc.), and the related statements of operations, stockholders' equity/(deficit), and cash flows on the carve-out of certain operations of WiGL, Inc., and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA LLC
Denver, Colorado
December 18, 2024

Artesian CPA LLC

1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WiGL eNERGY, Inc. (dba "eNERGY Inc")
BALANCE SHEETS
January 17, 2024 and December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

	January 17, 2024 (inception)	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Related party payable	$ 1,094,917	$ 1,040,853
Total current liabilities	1,094,917	1,040,853
Total liabilities	1,094,917	1,040,853
Stockholders' equity (deficit):		
Common stock, 120,000,000 shares authorized, $0.00001 par value, 100,000,000 and 0 shares issued and outstanding at January 17, 2024 and December 31, 2023, respectively	1,000	-
Accumulated deficit	(1,095,917)	(1,040,853)
Total stockholders' equity (deficit)	(1,094,917)	(1,040,853)
Total liabilities and stockholders' equity (deficit)	$ -	$ -

WiGL eNERGY, Inc. (dba "eNERGY Inc")
STATEMENTS OF OPERATIONS
For the period of January 1, 2024 to January 17, 2024 (carve-out of certain operations of WiGL, Inc.) and for the year ending
December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

	January 17, 2024	December 31, 2023
Revenues	$ -	$ -
Total revenue	-	-
Operating expenses:		
Professional fees	-	10,400
Consulting and contractor expense	1,000	-
Payroll and related expenses	7,391	105,701
Research and development	46,673	924,752
Total operating expenses	55,064	1,040,853
Loss from operations	(55,064)	(1,040,853)
Net loss before income taxes	(55,064)	(1,040,853)
Provision for income taxes	-	-
Net loss	$ (55,064)	$ (1,040,853)
Basic and diluted loss per share	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding - basic & diluted	-	-

WiGL eNERGY, Inc. (dba "eNERGY Inc")
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the period of January 1, 2024 to January 17, 2024 (carve-out of certain operations of WiGL, Inc.) and for the year ending December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

| | Common Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Deficit	Equity (Deficit)
Balance on December 31, 2022	-	$ -	$ -	$ -
Net loss	-	-	(1,040,853)	(1,040,853)
Balance on December 31, 2023	-	-	(1,040,853)	(1,040,853)
Founders Shares	100,000,000	1,000	-	1,000
Net loss	-	-	(55,064)	(55,064)
Balance on January 17, 2024 (inception)	100,000,000	$ 1,000	$ (1,095,917)	$ (1,094,917)

See Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

WiGL eNERGY, Inc. (dba "eNERGY Inc")
STATEMENTS OF CASH FLOWS
For the period of January 1, 2024 to January 17, 2024 (carve-out of certain operations of WiGL, Inc.) and for the year ending December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

	January 17, 2024	December 31, 2023
Cash flows from operating activities		
Net loss	$ (55,064)	$ (1,040,853)
Adjustments to reconcile net loss to net cash used by operating activities:		
Share based compensation	1,000	-
Net cash used by operating activities	(54,064)	(1,040,853)
Cash flows from financing activities		
Expenses paid by related party on Company's behalf	54,064	1,040,853
Net cash provided by financing activities	54,064	1,040,853
Net increase in cash and cash equivalents	-	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ -	$ -
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

WiGL eNERGY, Inc. (dba "eNERGY Inc")
NOTES TO THE FINANCIAL STATEMENTS
January 17, 2024 (inception) and December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

WiGL eNERGY inc ("the Company") was incorporated on January 17, 2024 under the laws of the State of Delaware, and is headquartered in Hampton, VA. The Company is a renewable energy innovator enabling consumers to create and store electrical power. The Company aims to help consumers create power on demand that recharges or powers end user devices without the need for electrical power grids. By expanding the engineering behind the Company's patents, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce the costs associated with electrical power.

As of January 17, 2024 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

The financial statements present the stand-alone balance sheet of WiGL eNERGY, Inc. as of its January 17, 2024 inception date as well as the carve-out of certain operations from WiGL Inc. related to pre-inception activity of WiGL eNERGY, Inc. for the period from January 1, 2024 to January 17, 2024 (inception) and as of December 31, 2023 and for the year then ended. These carve-out operations have been prepared to demonstrate WiGL eNERGY Inc.'s historical results of operations, financial position, and cash flows for such periods. Transactions and balances between the WiGL eNERGY, Inc. and WiGL, Inc. are reflected as related party transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the WiGL eNERGY, Inc. In addition, certain costs related to WiGL eNERGY, Inc. have been allocated from the WiGL, Inc. These costs are allocated based on expenses incurred by WiGL, Inc. that can be specifically attributable to the operations of WiGL eNERGY, Inc.

WiGL eNERGY, Inc. utilizes WiGL, Inc.'s centralized processes and systems for accounting and recordkeeping. As a result, WiGL eNERGY, Inc. did not have a separate bank account and all of its expenses were paid for on its behalf by WiGL, Inc. These costs were recorded to related party payables on WiGL eNERGY, Inc.'s balance sheet.

Management believes the assumptions and allocations underlying the carve-out financial statements are reasonable and appropriate under the circumstances. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had WiGL eNERGY, Inc. been an entity that operated independently of WiGL, Inc. Consequently, future results of operations should WiGL eNERGY, Inc. be separated from WiGL, Inc. will include costs and expenses that may be materially different than WiGL eNERGY, Inc.'s historical results of operations, financial position, and cash

WiGL eNERGY, Inc. (dba "eNERGY Inc")
NOTES TO THE FINANCIAL STATEMENTS
January 17, 2024 (inception) and December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

flows. Accordingly, the carve-out financial statements for these periods are not indicative of WiGL eNERGY, Inc.'s future results of operations, financial position, and cash flows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products.

We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business.

As of January 17, 2024, the Company has not yet commenced planned principal operations.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

WiGL eNERGY, Inc. (dba "eNERGY Inc")
NOTES TO THE FINANCIAL STATEMENTS
January 17, 2024 (inception) and December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At January 17, 2024 and December 31, 2023, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of January 17, 2024 and December 31, 2023 the Company had no cash balances.

Advertising Costs

The Company's advertising costs are expensed as incurred.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020- 06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company's financial statements.

WiGL eNERGY, Inc. (dba "eNERGY Inc")
NOTES TO THE FINANCIAL STATEMENTS
January 17, 2024 (inception) and December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company had negative operating cash flows for the period of January 1, 2024 to January 17, 2024 and for the year ended December 31, 2023. As of January 17, 2024, the Company had an accumulated deficit of $1,095,917 and no cash. The Company does not have financial resources to repay its related party payables and is dependent upon WiGL, Inc. for continued funding to satisfy its obligations as they come due. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

Pre-inception date through to December 31, 2023 and for the period of January 1, 2024 through January 17, 2024, the Company incurred $1,040,853 and $55,064, respectively, in expenses. These expenses were paid by the Company's predecessor WiGL Inc. and are accrued on the balance sheet as related party payable.

The related party payable is payable on demand and is non-interest bearing.

NOTE 4 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As the Company's inception date is January 17, 2024, there has not been a completed tax year. The Company expects deferred tax assets to arise from its operating expenses and losses after its inception date, but will not be able to report its pre-inception losses as taxable losses and therefore does not have any deferred tax assets as of January 17, 2024 (inception) and December 31, 2023.

WiGL eNERGY, Inc. (dba "eNERGY Inc")
NOTES TO THE FINANCIAL STATEMENTS
January 17, 2024 (inception) and December 31, 2023 (carve-out of certain operations of WiGL, Inc.)

NOTE 5 – COMMON STOCK

The Company has authorized 120,000,000 shares of $0.00001 par value common stock. As of January 17, 2024 and December 31, 2023, there was 100,000,000 and 0 shares of common stock issued and outstanding, respectively.

On January 17, 2024, the Company's inception date, the Company issued 100,000,000 shares of common stock to its founders at par value.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2024, the date these financial statements were available to be issued and noted no material events requiring disclosure or adjustment to the financial statements.